

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 22, 2009

Mr. Thomas Rogers
President and Chief Executive Officer
Tivo Inc.
2160 Gold Street, P.O. Box 2160
Alviso, CA 95002

> **RE: Tivo Inc.**
> **Form 10-K for the year ended January 31, 2008**
> **Filed April 15, 2008**
> **File No. 000-27141**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 31, 2008

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Incentive Bonus Plan Compensation, page 14

1. We note your disclosure stating the Compensation Committee and Board of Directors established performance goals for fiscal year ended 2008 based on service and technology revenues, Adjusted EBITDA objectives, and annual internal subscription figures. In addition, we note your disclosure stating that you do not publicly disclose these specific performance goals or objectives because it "would provide competitors and other third parties with insights into the planning process and would therefore cause us competitive harm." In your response letter, please provide further analysis as to why disclosure of the exact numerical targets or objectives will result in competitive harm

since the actual targets for the previous fiscal year will be made public upon disclosure in your Definitive Proxy Statement and no longer be considered projections.

Note 19 – Comcast Agreement, page 85

2. In future filings please expand your accounting policies in Note 2 to describe your accounting policy for the credit redeemable for ongoing development work based on a percentage of certain fees received by you under the Comcast arrangement, if material.

Note 22 – Resignation of Board Member, page 87

3. We note that Mr. Ramsey will continue to provide services to the company through August 2009 and that stock-based award modifications valued at $2.4 million were effective August 30, 2007 and expensed in the period. Please tell us how you determined that Mr. Ramsey's continued service was not deemed to be a substantive future service period in light of his continued engagement as a consultant. In addition, tell us whether the vesting of the stock awards is contingent on his continued engagement as a consultant and disclose the business purpose of the stock award modifications.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at (202) 551-3359, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director